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EXHIBIT 12.1

Wind River Systems, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars, except ratio data)

	Fiscal Year Ending										Nine months ended
	2001		2000		1999		1998		1997		2001		2000
Income (loss) before income taxes and minority interest(1)	$(62,643)		$25,381		$51,896		$22,268		$29,600		$(334,042)		$(55,493)
Fixed charges:
Interest expense, amortization of debt discount and premium on all indebtedness	8,106		8,103		8,055		4,078		0		5,701		6081
Interest portion of leases	4,212		2,514		1,723		518		477		4,221		2,974

Total fixed charges	$12,318		$10,617		$9,778		$4,596		$477		$9,922		$9,055
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less interest capitalized, preferred stock dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges (B)	$(50,325)		$35,998		$61,674		$26,864		$30,681		$(324,120)		$(46,438)

Ratio of earnings to fixed charges(1)	—	×(2)	3.39	×	6.31	×	5.85	×	64.32	×	—	×(2)	—	×(2)

(1)
For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from operations, fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

(2)
Due to Wind River's losses in the twelve months ended January 31, 2001 and the nine months ended October 31, 2001 and 2000, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, Wind River would have had to generate additional earnings of $62.6 million, $334.0 million and $55.5 million in those periods, respectively.

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  EXHIBIT 12.1